

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 19, 2007

Ms. Jennifer Barbetta
Chief Financial Officer
Goldman Sachs Hedge Fund Partners, LLC
701 Mount Lucas Road
Princeton, NJ 08540

> **RE: Goldman Sachs Hedge Fund Partners, LLC**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **File No. 0-50723**

Dear Ms. Barbetta:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Terence O'Brien
Branch Chief